Exhibit (a)(1)(ii)

FIRST EAGLE PRIVATE CREDIT FUND

c/o First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

Offer to Purchase Up to 621,572

Shares of Beneficial Interest

Dated October 30, 2026

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on November 30, 2026

Unless the Offer is Extended

To the Shareholders of First Eagle Private Credit Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), First Eagle Private Credit Fund, a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware statutory trust (the “Fund”), is offering to purchase up to 621,572 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest and Class D common shares of beneficial interest, the “Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of December 31, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on November 30, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the first calendar day of the following month. The most recently calculated net asset value of the Shares is $23.51 per Share for Class I Shares and $23.51 per Share for Class D Shares, as of September 30, 2026. The net asset value per Share as of October 31, 2026 for each class of the Shares will be publicly disclosed to Shareholders prior to the Expiration Date. Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2% of the aggregate net asset value of the Shares repurchased. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares on July 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of June 30 of the following year (or anytime thereafter). In addition, our Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, we may not apply the early repurchase deduction to repurchase requests made by the feeder vehicles, including because of administrative or systems limitations.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s transfer agent, SS&C GIDS, Inc. (the “Transfer Agent”), or the Shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

SS&C GIDS, Inc.

Attention: First Eagle Private Credit Fund

PO Box 219599

Kansas City, MO 64121-9599

Tel: 1-800-913-3124 Fax: 1-816-399-2935

TABLE OF CONTENTS

Summary Term Sheet	1
1. Background and Purpose of the Offer	2
2. Offer to Purchase and Price	2
3. Amount of Tender	3
4. Procedure for Tenders	3
5. Withdrawal Rights	4
6. Purchases and Payment	4
7. Certain Conditions of the Offer	4
8. Certain Information About the Fund	5
9. Full Tender by DRIP Participants	7
10. Certain Federal Income Tax Consequences	7
11. Miscellaneous	10
Financial Statements	10

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

As disclosed in the Fund’s prospectus dated May 1, 2026, as amended and/or supplemented from time to time (the “Prospectus”), the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 621,572 Shares at a price equal to their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of December 31, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of September 30, 2026. The Offer, which begins on October 30, 2026, will remain open until 11:59 p.m., Eastern Time, on November 30, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	All Shares issued after December 31, 2025 that are tendered and purchased in this Offer will be subject to a 2% “early repurchase deduction.” See Section 6 “Purchases and Payment”.

•	Shareholders may tender all or a portion of their Shares.

•

If you tender Shares and the Fund purchases those Shares, upon the terms and subject to the conditions of the Offer, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (held for you by the Transfer Agent) entitling you to the payment(s) described herein promptly after the determination of the relevant NAV per Share is finalized.

•	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

•

If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•

If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”) and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your request to tender your Shares in full, and your participation in the DRIP will be terminated as of the Valuation Date of the applicable tender offer. Any distributions to be paid to you on or after the Valuation Date will be paid in cash on the scheduled distribution payment date.

•

If you are a participant in the DRIP that elects to tender a portion of your Shares, you will remain a participant in the DRIP with respect to your Shares that are not repurchased (even if they are Shares you requested for repurchase). To the extent there is any inconsistency between the terms described in this Offer to Purchase and the DRIP, the terms of the DRIP shall control.

•

If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings.

•

Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). First Eagle Investment Management, LLC (the “Adviser”), the Fund’s investment adviser, and First Eagle Alternative Credit, LLC, the Fund’s subadviser (the “Subadviser”, and together with the Adviser, the “Advisers”), expect that they generally will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective on or about March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•

Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after December 31, 2026. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: First Eagle Private Credit Fund, by (a) mail at PO Box 219599, Kansas City, MO 64121-9599 (regular mail), or 801 Pennsylvania Ave, Suite 219599 Kansas City, MO 64105-1307 (overnight mail), or (b) fax to 1-816-399-2935, Attention: First Eagle Private Credit Fund; or (ii) to your financial advisor, as directed. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling 1-800-913-3124, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•

The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). If you would like to obtain the estimated net asset value of your Shares, you may call the Fund at 1-212-698-3300.

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing shareholders from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 621,572 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on September 30, 2026, there were approximately 12,427,229 Class I Shares and 4,205 Class D Shares issued and outstanding. The most recently calculated net asset value of the Shares is $23.51 per Share for Class I Shares and $23.51 per Share for Class D Shares, as of September 30, 2026. The net asset value per Share as of October 31, 2026 for each class of the Shares will be publicly disclosed to Shareholders prior to the Expiration Date. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by calling the Fund at 1-212-698-3300. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 621,572 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 621,572 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares subject to the requirements and exemptions of Rule 13e-4 under the Exchange Act; provided that Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, Attention: First Eagle Private Credit Fund, submissions may be made either by (i) mail at PO Box 219599, Kansas City, MO 64121-9599 (regular mail), or 801 Pennsylvania Ave, Suite 219599, Kansas City, MO 64105-1307 (overnight mail), or (ii) fax to 1-816-399-2935, Attention: First Eagle Private Credit Fund. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Advisers, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after December 31, 2026. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If a Shareholder tenders Shares and the Fund purchases those Shares, upon the terms and subject to the conditions of the Offer, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (held for you by the Transfer Agent) entitling you to the payment(s) described herein promptly after the determination of the relevant NAV per Share is finalized.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, the amount to which any Shareholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12 month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund (except in the case of death, divorce or qualified disability of a Shareholder and certain discretionary model portfolio management programs); this reduction is referred to herein as an “early repurchase deduction.” The early repurchase deduction will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder. In addition, the Fund’s Shares may be sold to certain feeder vehicles primarily created to hold the Fund’s Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Fund may not apply the early repurchase deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. In addition, our Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, we may not apply the early repurchase deduction to repurchase requests made by the feeder vehicles, including because of administrative or systems limitations.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $500 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained. The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisers would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Fund intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after December 31, 2026 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 1345 Avenue of the Americas, New York, New York 10105 and the telephone number is (212) 698-3300. Shares are not traded on any established trading market.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) except as described below, any change in the identity of the investment adviser, sub-adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with the Advisers; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Third Amended and Restated Declaration of Trust, Bylaws, or Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

On August 26, 2026, First Eagle Holdings, Inc. (“FEH”) announced a definitive agreement under which Victory Capital Holdings, Inc. (NASDAQ: VCTR) (“Victory Capital”) will acquire FEH (the “Transaction”).

FEH is the parent company of the Adviser and the Subadviser. Victory Capital is a diversified global asset management firm headquartered in San Antonio, Texas.

The Transaction will result in the Adviser and the Subadviser becoming indirect wholly-owned subsidiaries of Victory Capital. FEH is currently owned by investment vehicles indirectly controlled by Genstar Capital, a private equity firm, and by First Eagle employees. As a result of the transaction, Genstar will become a strategic shareholder of Victory Capital.

The Transaction is expected to be completed in the first quarter of 2027, subject to customary closing conditions, including obtaining necessary fund and client consents and customary regulatory approvals.

As required under the 1940 Act, closing of the Transaction will be deemed an “assignment” of the current investment advisory agreement between the Fund and the Adviser, and the current subadvisory agreement between the Fund, the Adviser and the Subadviser, which will result in automatic termination of the agreements. It is anticipated that the Board will consider (i) a new investment advisory agreement between the Fund and Victory Capital Management Inc. (“Victory Capital Management”), an affiliate of Victory Capital and (ii) a new subadvisory agreement between the Fund, Victory Capital Management and the Subadviser (together, the “New Advisory Agreements”). If approved by the Board, the New Advisory Agreements will be presented to the Shareholders for approval, and, if so approved by Shareholders, will take effect upon closing of the transaction or such later time as Shareholder approval is obtained. There is no assurance that the Board or the Shareholders will approve the New Advisory Agreements.

Following the closing of the transaction, First Eagle Investments will operate on Victory Capital’s platform, while retaining its brand. The Subadviser will remain a part of the alternative credit platform led by Napier Park Global Capital LLC, which will serve as Victory Capital’s alternative investments platform following the closing of the transaction, and continue to operate autonomously, with no changes to investment philosophies or processes.

More detailed information regarding the Transaction and the proposals to be voted upon by Shareholders will be provided in a forthcoming proxy statement.

This Offer is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Based on the number of Shares outstanding as of September 30, 2026, the following persons own the number of Shares indicated in the below table:

Person	Shares		Percentage of the Fund’s Outstanding Shares
Adviser	8,307,057	(1)	66.8%
Subadviser	—
David O’Connor	—
Nancy Hawthorne	—
Rajender Chandhok	—
Patrick Coyne	—
Stuart George	—
Laurence Smith	—
Jennifer Wilson	—
Smriti Kodandapani	—
Sheelyn Michael	—
Robert Marks	—
Michael Luzzatto	—
Casey Walker	—
Laurence Paredes	—

(1)

Based on Shares owned by FEPCF Founders Fund, L.P. (“Founders Fund”). FEPCF Founders Fund GP LLC (“Founders Fund GP”) is the sole general partner of Founders Fund. FEAC is the investment advisor to Founders Fund and sole member of Founders Fund GP. FEIM is the sole and managing member of FEAC. First Eagle Holdings, Inc. (“FEH”) is the managing member of FEIM. Founders Fund, Founders Fund GP, FEAC, FEIM and FEH maintain the shared power to vote or dispose of 8,307,057 Shares consisting of 5,202 Shares held directly by FEIM and 8,301,855 Shares directly held by Founders Fund.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer.

During the past sixty (60) days, the Fund has issued to the Advisers, Trustees and officers of the Fund an aggregate of approximately 91 Shares, including the net impact of Shares issued pursuant to the Fund’s DRIP, for net proceeds of approximately $0.0 million to the Advisers, any Trustee or officer of the Fund, or any person controlling the Fund or the Advisers. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Advisers, or any Trustee or officer of the Fund, or any person controlling the Fund or the Advisers.

9. Tender by DRIP Participants. If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”) and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your request to tender your Shares in full, and your participation in the DRIP will be terminated as of the Valuation Date of the applicable tender offer. Any distributions to be paid to you on or after the Valuation Date will be paid in cash on the scheduled distribution payment date.

If you are a participant in the DRIP that elects to tender a portion of your Shares, you will remain a participant in the DRIP with respect to your Shares that are not repurchased (even if they are Shares you requested for repurchase). To the extent there is any inconsistency between the terms described in this Offer to Purchase and the DRIP, the terms of the DRIP shall control.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences of a purchase of their Shares by the Fund pursuant to the Offer, including but not limited to potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Fund to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of, and extent to, which a Shareholder’s ownership percentage interest in the Fund is reduced. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be a capital gain or loss. A capital gain or loss will generally be treated as a long-term capital gain or loss if the Shares have been held for more than one year and as a short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Shareholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, it is expected that, unless the Shareholder elects otherwise, the Shareholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Shareholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such Shareholder may be deemed to receive a distribution from the Fund as defined under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above.

However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations—Foreign Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.

Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.

The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund at www.fepcf.com, by contacting the Transfer Agent at 1-800-913-3124, or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

The audited annual financial statements of the Fund dated December 31, 2025 filed with the SEC on EDGAR on March 16, 2026, are incorporated by reference. The Fund will prepare and make available to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.